 Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	State of Organization

DTRC LLC	Nevada
JR Resources (Canada) Services Corp.	British Columbia
Dakota Gold (Canada) Services Corp.	British Columbia
Dakota Gold Holdings LLC	South Dakota